Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735
GS Finance Corp. $1,169,000
Callable Buffered Monthly Russell 2000® Index-Linked Range Accrual Notes due 2021
guaranteed by
The Goldman Sachs Group, Inc.
Subject to our redemption right described below, interest, if any, on your notes will be paid monthly on the 29th day of each month, commencing on the first interest payment date (March 29, 2016) and ending on the stated maturity date (February 28, 2021).  The amount of interest that you will be paid each month will be based on the number of scheduled trading days, each a “reference date”, on which the closing level of the Russell 2000® Index is greater than or equal to 80.00% of the initial index level of 1,031.576, which is 825.2608.  To determine your annualized interest rate with respect to each interest payment date, we will divide the number of reference dates in the immediately preceding interest period on which the above condition is met by the total number of reference dates in that interest period. We will then multiply the resulting fraction by the interest factor of 6.25%.  Your monthly interest payment for each $1,000 face amount of your notes will equal the product of the applicable annualized interest rate times $1,000 times an accrued interest factor determined in accordance with the 30/360 (ISDA) day count convention. Unless the above condition is met on each reference date in a monthly interest period, the interest rate with respect to the next interest payment date will be less than 6.25% per annum, and if it is never met, the interest rate with respect to such interest payment date will be 0%.
We may redeem your notes at 100% of their face amount plus any accrued and unpaid interest on any monthly interest payment date on or after February 28, 2017.
If we do not redeem your notes, the amount that you will be paid on your notes on the stated maturity date, in addition to any accrued and unpaid interest, is based solely on the performance of the index as measured from the trade date (February 25, 2016) to and including the determination date (February 12, 2021). If the final index level on the determination date is greater than or equal to 80.00% of the initial index level, you will receive the face amount of your notes. If the final index level is less than 80.00% of the initial index level, the amount you receive will depend on the index return but will be less than the face amount of your notes, as described below.  You will not benefit from any increase in the final index level above the initial index level, and you could lose a substantial portion of your investment in the notes if the final index level is less than 80.00% of the initial index level.
To determine your payment at maturity, excluding any interest payment, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•	if the index return is greater than or equal to -20.00% (the final index level is greater than or equal to 80.00% of the initial index level), $1,000; or
•	if the index return is less than -20.00% (the final index level is less than 80.00% of the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index return plus 20.00% times (b) $1,000.
You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12. The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $929 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	February 29, 2016	Original issue price:	100.00% of the face amount
Underwriting discount:	4.80% of the face amount	Net proceeds to the issuer:	95.20% of the face amount
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman, Sachs & Co.
Pricing Supplement No. 111 dated February 25, 2016.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $929 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $955 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through February 28, 2017.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
● Product supplement no. 34 dated December 22, 2015
● General terms supplement no. 24 dated December 22, 2015
● Prospectus supplement dated December 22, 2015
● Prospectus dated December 22, 2015
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Callable Buffered Monthly Russell 2000® Index-Linked Range Accrual Notes due 2021

INVESTMENT THESIS
•	For investors who want the opportunity for a potentially higher annualized interest rate than on a comparable fixed or floating rate debt security and believe that (i) the level of the underlier on any scheduled trading day from and including the issue date (February 29, 2016) to but excluding the final interest determination date (February 12, 2021) will not be less than 80.00% of the initial underlier level of 1,031.576, which is 825.2608 and (ii) the final underlier level will not decline by more than 20.00% relative to the initial underlier level.
•	For investors who (i) are willing to bear a loss if the underlier declines by more than 20.00% relative to the initial underlier level and (ii) are willing to receive interest at a rate of less than 6.25% per annum, and possibly 0% per annum, if the underlier level does not meet or exceed the underlier barrier level on each reference date.
•	For investors who understand that, due to the issuer’s early redemption right, the term of their notes could be anywhere from twelve to sixty months.
DETERMINING PAYMENT ON THE NOTES
The monthly interest payment for each $1,000 face amount of the notes will equal:
Subject to the issuer’s early redemption right, at maturity, excluding any interest payment, for each $1,000 face amount the investor will receive:
•	if the final underlier level is greater than or equal to the buffer level, 100% of the face amount; or
•	if the final underlier level is less than the buffer level, the sum of (i) 100% of the face amount plus (ii) the product of (a) $1,000 times (b) the sum of the underlier return plus the buffer amount.
If the final underlier level declines by more than the buffer level, the return on the notes will be negative and the investor could lose a substantial portion of their investment in the notes.
DETAILS OF THE ISSUER’S EARLY REDEMPTION RIGHT
•	We may redeem the notes at 100% of their face amount, plus any accrued and unpaid interest, on any interest payment date on or after February 28, 2017.
•	While we may choose to call the notes on any monthly interest payment date on or after February 28, 2017, we are more likely to call the notes if:
o	the underlier level stays above the underlier barrier level
o	interest rates decline or do not increase; or
o	the issuer’s credit spreads decrease.
KEY TERMS
Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	The Russell 2000® Index (Bloomberg symbol, "RTY Index")
Face Amount:	$1,169,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	February 25, 2016
Settlement Date:	February 29, 2016
Determination Date:	February 12, 2021
Stated Maturity Date:	February 28, 2021
Early Redemption Right:
We have the right to redeem the notes, in whole but not in part, at a price equal to 100% of the face amount plus any accrued and unpaid interest to but excluding such redemption date, on each interest payment date on or after February 28, 2017

Interest Determination Dates:	The tenth scheduled trading day prior to each interest payment date
Interest Payment Dates:
The 29th day of each month (except for the interest payment date in each February, which will be the last calendar day of such month), beginning on March 29, 2016 and ending on the stated maturity date

Initial Underlier Level:	1,031.576
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage.
Underlier Barrier Level:	825.2608, which is 80.00% of the initial underlier level
Buffer Level:	80.00% of the initial underlier level
Buffer Amount:	20.00%
Day Count Convention:	30/360 (ISDA)
Business Day Convention:	Following unadjusted
Accrued Interest Factor:
Calculated in accordance with the day count convention with respect to each period from and including each interest payment date (or the original issue date, in the case of the first interest payment date) to but excluding the next succeeding interest payment date

CUSIP/ISIN:	40054K2E5 / US40054K2E50

HYPOTHETICAL INTEREST PAYMENTS

Underlier Level Generally Increases Over the Life of the Notes, and the Final Underlier Level is Greater Than the Buffer Level	Underlier Level Increases and Decreases Over the Life of the Notes, but the Final Underlier Level is Greater Than the Buffer Level
•	Interest Payments: Interest will accrue at the full 6.25% per annum.
•	Call Feature: The issuer is more likely to call the notes prior to maturity.
•	Payment at Maturity: Since the final underlier level is greater than the buffer level, the investor will receive the face amount at maturity.
•	Interest Payments: The interest rate will be 6.25% per annum only during the periods when the closing underlier level is always greater than or equal to the underlier barrier level.
•	Call Feature: The issuer is somewhat likely to call the notes prior to maturity when the underlier level is greater than the underlier barrier level.
•	Payment at Maturity: Since the final underlier level is greater than the buffer level, the investor will receive the face amount at maturity.

Underlier Level Increases and Decreases Over the Life of the Notes, but the Final Underlier Level is Less Than the Buffer Level	Underlier Level Generally Decreases Over the Life of the Notes, and the Final Underlier Level is Less Than the Buffer Level
•	Interest Payments: The interest rate will be 6.25% per annum only during the periods when the closing underlier level is always greater than or equal to the underlier barrier level.
•	Call Feature: The issuer is somewhat likely to call the notes prior to maturity when the underlier level is greater than the underlier barrier level.
•	Payment at Maturity: Since the final underlier level is less than the buffer level, the investor will lose a significant portion of their investment.
•	Interest Payments: The monthly interest payments are mostly zero.
•	Call Feature: The issuer is not likely to call the notes prior to maturity.
•	Payment at Maturity: Since the final underlier level is less than the buffer level, the investor will lose a significant portion of their investment.
RISKS
Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated December 22, 2015, in the accompanying  prospectus supplement dated December 22, 2015, under “Additional Risk Factors Specific to the Callable Range Accrual Notes” in the accompanying product supplement no. 34 dated December 22, 2015, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24 dated December 22, 2015.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its consolidated subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, refer only to The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, as supplemented by the accompanying prospectus supplement, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc. for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 24” mean the accompanying general terms supplement no. 24, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 34” mean the accompanying product supplement no. 34, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the above-referenced accompanying prospectus supplement for Medium-Term Notes, Series E.
This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Callable Range Accrual Notes” on page S-24 of the accompanying product supplement no. 34 and “Supplemental Terms of the Notes” on page S-15 of the accompanying general terms supplement no. 24. Please note that certain features, as noted below, described in the accompanying product supplement no. 34 and general terms supplement no. 24 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 34 or the accompanying general terms supplement no. 24.

Key Terms
Issuer:  GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underlier:  the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”)
Specified currency:  U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying product supplement no. 34:
●	type of notes: notes linked to an underlier
●	redemption right or price dependent redemption right: yes, as described below
●	reference rate: not applicable
●	rate trigger range: not applicable
●	trigger buffer level: not applicable
●	buffer level: yes, as described below
Face amount:  each note will have a face amount of $1,000; $1,169,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes or upon any early redemption of your notes, will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date or date of early redemption, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement.
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying product supplement no. 34.  Pursuant to this approach, it is the opinion of Sidley Austin llp that it is likely that any interest payment will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  If you are a United States alien holder of the notes, we intend to withhold on interest payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty.  In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding amounts attributable to any interest payment) and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.
Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, in addition to any accrued and unpaid interest, we will pay you on the stated maturity date, subject to our early redemption right, an amount in cash equal to:
•	if the final underlier level is greater than or equal to the buffer level, $1,000; or
•	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount
Early redemption right:  we have the right to redeem your notes, in whole but not in part, on each redemption date at a price equal to 100% of the face amount plus any accrued and unpaid interest to but excluding such redemption date, subject to ten business days prior notice, as further described under “General Terms of the Callable Range Accrual Notes – Redemption of the Notes” on page S-24 of the accompanying product supplement no. 34
Redemption dates: the interest payment date that will fall on February 28, 2017 and each interest payment date occurring thereafter
Interest rate:  the interest rate with respect to any interest payment date will be determined on the immediately preceding interest determination date, based on the closing level of the underlier on each reference date during the interest period immediately preceding such interest payment date.  The interest rate will be equal to the product of (1) the interest factor times (2) the quotient of (i) the number of reference dates during the applicable interest period when the closing level of the underlier is greater than or equal to the underlier barrier level divided by (ii) the number of reference dates in such interest period, subject to adjustment as described under “General Terms of the Callable Range Accrual Notes – Interest Payments” on page S-24 of the accompanying product supplement no. 34.
Interest factor: 6.25%
Interest period:  each period from and including each interest determination date (or the original issue date in the case of the initial interest period) to but excluding the next succeeding interest determination date
Interest determination dates:  the tenth scheduled trading day prior to each interest payment date
Interest payment dates: the 29th day of each month (except for the interest payment date in each February, which will be the last calendar day of such month), beginning on March 29, 2016, up to and including the stated maturity date, subject to adjustment as described under “General Terms of the Callable Range Accrual Notes – Interest Payments” on page S-24 of the accompanying product supplement no. 34
Day count convention:  30/360 (ISDA)

Accrued interest factor:  calculated in accordance with the day count convention with respect to each period from and including each interest payment date (or the original issue date, in the case of the first interest payment date) to but excluding the next succeeding interest payment date
Initial underlier level: 1,031.576
Underlier barrier level:  825.2608, which is 80.00% of the initial underlier level
Final underlier level:  the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-22 of the accompanying general terms supplement no. 24 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-26 of the accompanying general terms supplement no. 24
Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-30 of the accompanying general terms supplement no. 24
Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Buffer level:  80.00% of the initial underlier level
Buffer amount:  20.00%
Buffer rate:  100.00%
No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system
Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-29 of the accompanying general terms supplement no. 24
Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-29 of the accompanying general terms supplement no. 24
Trade date:  February 25, 2016
Original issue date (settlement date): February 29, 2016
Determination date: February 12, 2021, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-16 of the accompanying general terms supplement no. 24
Stated maturity date:  February 28, 2021, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date” on page S-15 of the accompanying general terms supplement no. 24
Reference date:  for each interest period, each day that is a scheduled trading day
Business day convention:  following unadjusted
Regular record dates:  the scheduled business day immediately preceding each interest payment date
Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-29 of the accompanying product supplement no. 34
ERISA:  as described under “Employee Retirement Income Security Act” on page S-37 of the accompanying product supplement no. 34
Supplemental plan of distribution; conflicts of interest:  as described under “Supplemental Plan of Distribution” on page S-38 of the accompanying product supplement no. 34 and “Plan of Distribution – Conflicts of Interest” on page 78 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.
GS Finance Corp. has agreed to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4.50% of the face amount.  GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on February 29, 2016, which is the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent:  GS&Co.
CUSIP no.: 40054K2E5
ISIN no.:  US40054K2E50
FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Hypothetical Examples
The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the method we will use to determine the interest rate on any given interest payment date based on the closing level of the underlier on the applicable reference dates in the immediately preceding interest period, (ii) the method we will use to calculate the amount of interest accrued between interest payment dates and (iii) the impact that the various hypothetical closing levels of the underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, what the final underlier level will be on the determination date and what the interest rate will be on any interest payment date.  The underlier has been highly volatile in the past — meaning that the underlier level has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects the method we will use to calculate the interest rate applicable to any interest payment date and the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the tables below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Buffer level	80.00% of the initial underlier level
Buffer amount	20.00%
Buffer rate	100.00%
Underlier barrier level	80.00% of the initial underlier level
Interest factor	6.25%
The day count convention calculation results in an accrued interest factor of approximately 0.08333
The notes are not called
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No market disruption event or non-trading day occurs on any reference date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, the actual underlier level on any reference date in any interest period, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical levels of the underlier shown elsewhere in this pricing supplement.  For information about the levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” on page PS-16. Before investing in the notes, you should consult publicly available information to determine the underlier level between the date of this pricing supplement and the date of your purchase of the notes.
The following tables and examples illustrate the method we will use to calculate the interest rate with respect to an interest payment date, subject to the key terms and assumptions above.  The numbers in the first column represent the number of reference dates (“N”) during any given interest period for which the closing level of the underlier is greater than or equal to the underlier barrier level.  The levels in the fourth column represent the hypothetical interest amount, as a percentage of the face amount of each note, that would be payable with respect to a given interest period in which the closing level of the underlier is greater than or equal to the underlier barrier level for a given number of reference dates (as specified in the first column).
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

N* (A)	Assumed number of eligible trading days in an interest period (B)	Fraction (A/B) x 6.25%	Amount of interest to be paid on the related interest payment date (using 30/360 (ISDA) convention)
0	20	0.00000000	0.00%
5	20	0.01562500	0.13%
10	20	0.03125000	0.26%
15	20	0.04687500	0.39%
20	20	0.06250000	0.52%
*  The number of days for which the closing level of the underlier is greater than or equal to the underlier barrier level in a given interest period is subject to numerous adjustments, as described  under “General Terms of the Callable Range Accrual Notes – Interest Payments” on page S-24 of the accompanying product supplement no. 34.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.
Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
175.000%	100.000%
150.000%	100.000%
125.000%	100.000%
110.000%	100.000%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	100.000%
60.000%	80.000%
50.000%	70.000%
25.000%	45.000%
0.000%	20.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 45.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 55.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 110.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Callable Range Accrual Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-21 of the accompanying product supplement no. 34.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing level of the underlier on any day, the final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship among the closing level of the underlier and the market value of your notes at any time prior to the stated maturity date. The actual interest payment, if any, that a holder of the notes will receive at each interest payment date, the actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual closing levels of the underlier and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, and the cash amount to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the tables and examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, dated December 22, 2015, in the accompanying prospectus supplement, dated December 22, 2015, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24, dated December 22, 2015, and under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 28, dated December 22, 2015.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated December 22, 2015, as supplemented by the accompanying prospectus supplement, dated December 22, 2015, the accompanying general terms supplement no. 24, dated December 22, 2015, and the accompanying product supplement no. 28, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.    See “Additional Risk Factors Specific to the Callable Range Accrual Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-21 of the accompanying product supplement no. 34.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Callable Range Accrual Notes — Your Notes May Not Have an Active Trading Market” on page S-21 of the accompanying product supplement no. 34.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the interest and return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.
You May Lose a Substantial Portion of Your Investment in the Notes
You can lose a substantial portion of your investment in the notes. The cash settlement amount on your notes on the stated maturity date will be based solely on the performance of the underlier as measured from the initial underlier level to the closing level on the determination date.  If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
We Are Able to Redeem Your Notes at Our Option
On any monthly interest payment date on or after February 28, 2017, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason.  Because of this redemption option, the term of your notes could be anywhere between twelve and sixty months. See “Additional Risk Factors Specific to the Callable Range Accrual Notes — We Are Able to Redeem Your Notes at Our Option” on page S-20 of the accompanying product supplement no. 34.

If the Closing Level of the Underlier Is Less Than the Underlier Barrier Level on Any Reference Date in Any Interest Period, the Interest Rate With Respect to the Next Interest Payment Date Will Be Reduced
Because of the formula used to calculate the interest rate applicable to your notes, if, on any reference date in any applicable interest period, the closing level of the underlier is less than the underlier barrier level, the interest rate with respect to the next interest payment date will be reduced. Therefore, if the closing level of the underlier is less than the underlier barrier level for an entire interest period, you will receive no interest on the related interest payment date. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected
The cash settlement amount you will be paid for your notes on the stated maturity date or the amount we will pay you upon any early redemption of your notes will not be adjusted based on the issue price you pay for the notes. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying product supplement no. 34. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying product supplement no. 34 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service

determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER
The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”
As of February 18, 2016, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (14.80%), Consumer Staples (3.51%), Financial Services (27.52%), Health Care (14.04%), Materials & Processing (5.81%), Other Energy (1.88%), Producer Durables (12.35%), Technology (14.44%) and Utilities (5.65%).  (Sector designations are determined by the underlier sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)
The above information supplements the description of the underlier found in the accompanying general terms supplement no. 24. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “Russell 2000® Index” on page S-59 of the accompanying general terms supplement no. 24.
The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by GS Finance Corp. The securities are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the securities.
Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving any interest payment on any interest payment date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.
The graph below shows the daily historical closing levels of the underlier from February 25, 2006 through February 25, 2016. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification. Although the official closing levels of the Russell 2000® Index are published to six decimal places by the underlier sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 34, the accompanying general terms supplement no. 24, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement no. 34, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement no. 34, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-5
Hypothetical Examples	PS-9
Additional Risk Factors Specific to Your Notes	PS-12
The Underlier	PS-16
Validity of the Notes and Guarantee	PS-18

Product Supplement No. 34 dated December 22, 2015
Summary Information	S-1
Hypothetical Returns on the Callable Range Accrual Notes	S-7
Additional Risk Factors Specific to the Callable Range Accrual Notes	S-19
General Terms of the Callable Range Accrual Notes	S-24
Use of Proceeds	S-29
Hedging	S-29
Supplemental Discussion of Federal Income Tax Consequences	S-30
Employee Retirement Income Security Act	S-37
Supplemental Plan of Distribution	S-38
Conflicts of Interest	S-40

General Terms Supplement No. 24 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-15
The Underliers	S-35
S&P 500® Index	S-39
MSCI Indices	S-45
Hang Seng China Enterprises Index	S-54
Russell 2000® Index	S-59
FTSE® 100 Index	S-67
EURO STOXX 50® Index	S-73
TOPIX	S-80
The Dow Jones Industrial AverageTM	S-86
The iShares® MSCI Emerging Markets ETF	S-90
Use of Proceeds	S-92
Hedging	S-92
Employee Retirement Income Security Act	S-93
Supplemental Plan of Distribution	S-94
Conflicts of Interest	S-96

Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19

Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79

$1,169,000

GS Finance Corp.

Callable Buffered Monthly Russell 2000® Index-Linked Range Accrual Notes due 2021

guaranteed by

The Goldman Sachs Group, Inc.

Goldman, Sachs & Co.